

October 1, 2021

Ron Bentsur, M.B.A.
Chairman and Chief Executive Officer
Nuvectis Pharma, Inc.
1 Bridge Plaza
Suite 275
Fort Lee, NJ 07024

> **Re: Nuvectis Pharma, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 20, 2021**
> **CIK No. 0001875558**

Dear Mr. Bentsur:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1, Submitted September 20, 2021

Prospectus Summary, page 1

1.   We note the pipeline table added to page 2. Please revise to include a column for Phase 3 clinical trials.

2.   We note your statement on page 6 and elsewhere that NXP900 has demonstrated high potency and selectivity, and on page 72 you state that treatment with NXP900 results in increased antitumor efficacy and tolerability in vivo in syngeneic murine cancer models and xenografts. Please remove all statements that present your conclusions regarding the efficacy of your product candidate as this is a determination within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies.

3.   On page 7 you state that treatment with NXP900 resulted in increased anti-tumor efficacy and tolerability in both syngeneic murine cancer models and xenografts, demonstrating significant therapeutic advantages over dasatinib, including improved tumor growth inhibition, survival and duration of response. We also note on page 73 that at least one mouse model reflected a head-to-head study of dasatinib. Please revise to state whether each of the comparisons to dasatinib reflects the results of a head-to-head comparison. If not, please remove such comparison as comparisons to available products and other product candidates are not appropriate unless you have conducted head-to-head trials.

Capitalization, page 48

4.   We note your response to our prior comment 10 and reissue in part. Please revise to also include the *conversion* of the preferred A shares as part of the pro forma balance, rather than as part of the pro forma as adjusted balance as you currently present, to properly reflect the offering effect in the capitalization table here, and also to properly reflect the dilution to new investors participating in this offering in the dilution table at page 50.

Preclinical drug discovery and validation, page 69

5.   We note your response to prior comment 18. Please revise to clarify the scope, size, and design of each preclinical study referenced in this section; whether the studies were powered to show statistical significance; and revise your characterizations of the preclinical trials to discuss the data, rather than drawing conclusions from the results.

Exhibits

6.   We note your response to our prior comment number 21, where you state you do not plan to enter indemnification agreements with your directors and officers. Given this response and that references to an indemnification agreement remain on pages F-15 and F-16, please clarify whether any such agreements are already in place.

       You may contact Li Xiao at 202-551-4391 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Jeffrey Gabor at 202-551-2544 with any other questions.

                                      Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Matthew W. Mamak, Esq.